SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549


SCHEDULE 13G
Under the Securities Exchange Act of 1934


Name of
Issuer:  MILLENNIUM CELL INC


Title of Class
of Securities:  Common Stock

CUSIP Number:   60038b105


 1)  NAME OF I.R.S. IDENTIFICATION NO. OF REPORTING PERSON

     Lenz Family Partners I, L.P.

 2)  MEMBER OF A GROUP:  (a)  N/A
                         (b)  N/A

 3)  SEC USE ONLY:

 4)  PLACE OF ORGANIZATION:  United States

NUMBERS OF SHARES BENEFICIALLY OWNED BY REPORTING PERSON WITH:

 5)  Sole Voting Power:                  2,269,760
 6)  Shared Voting Power:                0
 7)  Sole Dispositive Power:             2,269,760
 8)  Shared Dispositive Power:           0

 9)  AGGREGATE AMOUNT BENEFICIALLY OWNED:  2,269,760

10)  AGGREGATE AMOUNT IN ROW (9) EXCLUDES SHARES:  N/A

11)  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):  8.5%

12)  TYPE OF REPORTING PERSON:  PN

ITEM 1(a).  NAME OF ISSUER:

            MILLENNIUM CELL INC.

ITEM 1(b).  ADDRESS OF ISSUER'S EXECUTIVE OFFICES:

            1 Industrial Way West
            Eatontown, New Jersey 07724

ITEM 2(a).  NAME OF PERSON FILING:

           Lenz Family Partners I, L.P.

ITEM 2(b).  ADDRESS OF PRINCIPAL BUSINESS OFFICE:

            90 Broad Street
            New York, NY 10004

ITEM 2(c).  CITIZENSHIP:

            Delaware

ITEM 2(d).  TITLE OF CLASS SECURITIES:

            Common Stock

ITEM 2(e).  CUSIP NUMBER:

            60038b105

ITEM 3.     Filed pursuant to Rule 13d-1(c)

ITEM 4.     OWNERSHIP:

            (a) Number of Shares        2,269,760
                Benefically Owned:

            (b) Percent of Class:   8.50%

                                                   Number
            (c) Powers                          Of Shares
                ---------------------           ---------
                Sole power to vote or           2,269,760
                to direct the vote

                Shared power to vote or           0
                to direct the vote

                Sole power to dispose or         2,269,760
                to direct disposition

                Shared power to dispose           0
                or to direct disposition


ITEM 5.     OWNERSHIP OF 5% OR LESS OF A CLASS:

            N/A

ITEM 6.     OWNERSHIP OF MORE THAN 5% ON BEHALF OF ANOTHER PERSON:

            N/A

ITEM 7.     IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY
            WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE
            ULTIMATE PARENT COMPANY:

            Not Applicable

ITEM 8.     IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

            Not Applicable

ITEM 9.     NOTICE OF DISSOLUTION OF GROUP:

            Not Applicable

ITEM 10.    CERTIFICATION:

            By signing below,I certifies that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purpose or effect.


                                   SIGNATURE

                 After reasonable inquiry and to the best of its knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   /s/Stacie K. Daley, Esq.                                 9/11/2000
- ---------------------------------------------            ---------------------
      **Signature of Reporting Person                             Date
 By:   Stacie K. Daley, Esq.
                                     Attorney-in-Fact   Pursuant   to  Power  of
                                     Attorney,  dated September 11, 2000
                                     attached hereto as Exhibit  A to
                                     Lenz Family Partners I, L.P. Schedule  13G
                                     and   incorporated   herein  by
                                     reference)

                                   EXHIBIT A

                               POWER OF ATTORNEY


   I, Thomas S. Gallagher, managing member of Carre, L.L.C., the general partner of Lenz Family Partners I, L.P. (the "Partnership") hereby appoint Stacie K. Daley, Esq., as the Partnership's attorney-in-fact to execute in their name and stead any and all documents, schedules or other filings as may be required under the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder, including, but not limited to, any
Schedule 13D, Schedule 13G, and Forms 3, 4 or 5, along with any and all amendments thereto, and to file such documents, schedules or other filings or amendments thereto, on the Partnership's behalf, with the U.S. Securities and Exchange Commission and any pertinent securities exchange.

This Power of Attorney shall continue in effect until terminated in writing by the undersigned.

IN WITNESS WHEREOF, the undersigned has executed and delivered this Power of Attorney as of this 11th day of September, 2000

Carre, L.L.C.

By: /s/ Thomas S. Gallagher

Its: Managing Member




State of New York

County of New York

On this 11th Day of September, 2000, before me perosnally appeared Thomas S. Gallagher, known to me to be te individual described in and who executed the foregoing instrument, and he duly acknowledged to me that he executed the same.


________________
Notary Public